# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Spring Valley Acquisition Corp. III, CIK 0002074850
CUSIP: G8377R101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2100 McKinney Ave., Suite 1675, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 09/03/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002084420

## Reporting persons
- Spring Valley Acquisition III Sponsor, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,546,667; sole dispositive power 0; shared dispositive power 7,546,667; aggregate amount beneficially owned 7,546,667 (24.7% of the class)
- Christopher Sorrells: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,546,667; sole dispositive power 0; shared dispositive power 7,546,667; aggregate amount beneficially owned 7,546,667 (24.7% of the class)

## Item 1. Issuer
Name of issuer: Spring Valley Acquisition Corp. III
Address of issuer's principal executive offices: 2100 McKinney Ave., Suite 1675, Dallas, TX 75201

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
(i) Spring Valley Acquisition III Sponsor, LLC
(ii) Christopher Sorrells
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 2100 McKinney Ave., Suite 1675, Dallas, TX 75201.
Citizenship: Spring Valley Acquisition Corp. III is a Delaware limited liability company, and Christopher Sorrells is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Spring Valley Acquisition III Sponsor, LLC (the "Sponsor") holds 7,546,667 Class B ordinary shares, par value $0.0001 per share, of the Issuer (the "Class B Shares"), representing 24.7% of the outstanding Class A Shares, on an as-converted basis. The Class B Shares will automatically convert into Class A Shares concurrently with or immediately following the consummation of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer's registration statement on Form S-1 (File No. 333-289294) and have no expiration date.

The securities described above are held directly by the Sponsor. Christopher Sorrells is the managing member of our Sponsor, therefore, he may be deemed to have beneficial ownership of the securities held directly by the Sponsor. Mr. Sorrells also has an economic interest in the Sponsor. Mr. Sorrells disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of his pecuniary interest therein.

The aggregate percentage of Class A Shares beneficially owned by each of the Reporting Persons is calculated based upon 23,000,000 Class A Shares outstanding as of November 12, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025, adjusted for the Class A Shares issuable upon conversion of the Class B Shares held by the Sponsor.
Percent of class: See 4(a)
Sole power to vote or to direct the vote: See 4(a)
Shared power to vote or to direct the vote: See 4(a)
Sole power to dispose or to direct the disposition: See 4(a)
Shared power to dispose or to direct the disposition: See 4(a)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Spring Valley Acquisition III Sponsor, LLC: /s/ Christopher Sorrells, Christopher Sorrells/Member (02/13/2026)
- Christopher Sorrells: /s/ Christopher Sorrells, Christopher Sorrells (02/13/2026)